August 3, 2018

Kosei Shindo
President
NIPPON STEEL & SUMITOMO METAL CORP
6-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo, 100-8071, Japan

       Re: NIPPON STEEL & SUMITOMO METAL CORP
           Draft Registration Statement on Form F-4
           Submitted July 9, 2018
           CIK No. 1140471

Dear Mr. Shindo:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 Submitted July 9, 2018

Prospectus Cover Page, page i

1. Please revise to state that Nippon Steel & Sumitomo Metal Corporation currently holds
       51% of the outstanding stock of Nisshin Steel. Please also discuss how Nippon Steel &
       Sumitomo Metal Corporation's ownership of 51% of the outstanding stock of Nisshin
       Steel impacts the shareholder approval process. In this regard, we note that Nippon Steel
       & Sumitomo Metal Corporation appears to hold the shareholder votes necessary to approve the transaction.
 Kosei Shindo
FirstName LastNameKosei ShindoMETAL CORP
NIPPON STEEL & SUMITOMO
Comapany2018
August 3, NameNIPPON STEEL & SUMITOMO METAL CORP
August 3, 2018 Page 2
Page 2
FirstName LastName
Background to the Share Exchange, page 28

2. We note your disclosure on page 29, "Subsequently, our management team and the management team of Nisshin Steel had extensive discussions to negotiate matters concerning the Share Exchange, including the share exchange ratio, the structure of the
         Share Exchange, the schedule of the Share Exchange, as well as Nisshin Steel's post-
         transaction business strategy." Please expand your disclosure to discuss the material negotiations that took place regarding the share exchange ratio and the structure of the
         Share Exchange.
The Share Exchange
Valuation report of Nisshin Steel's Financial Advisor, page 32

3. We note the limitation on reliance ". . . it is not intended that any shareholders of [Nisshin
         Steel] . . . rely on this Document in any way," appearing in the Valuation Report and the descriptions thereof in the prospectus. Please revise to remove any implication that the shareholders are not entitled to rely on the Valuation Report or advise us of the basis for including the language.
Our Business
Legal Proceedings, page 52

4. Please expand the disclosure for your litigation and legal proceedings to include an assessment of materiality to your liquidity in addition to your results of operations and financial condition. To the extent that your litigation and legal proceedings are expected to have a material impact to your liquidity, individually or in the aggregate, and the possibility of any outflow in settlement is other than remote, please provide the disclosures required by IAS 37.86 in your audited footnotes. As part of your response, please confirm to us that you have concluded that any material outflow in settlement for your environmental liabilities is remote.
Experts, page 99

5. Please remove the reference to a schedule, as it appears no schedule has been provided per page II-2 and is not referenced in KPMG AZSA LLC's report on page F-2. Index to Financial Statements
17. Bonds, Borrowings and Lease Liabilities, page F-36

6. Please provide a description of the material terms of your long-term borrowings. To the extent that you have entered into arrangements that provide you with liquidity such as a line of credit with material borrowing availability, please disclose the material terms of those arrangements. Please refer to Note 31(4)(c) on page F-60. Kosei Shindo
NIPPON STEEL & SUMITOMO METAL CORP
August 3, 2018
Page 3

        You may contact Tracy Houser (Staff Accountant) at 202-551-3736 or Terence O'Brien
(Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-
551-3570 or Jay Ingram (Legal Branch Chief) at 202-551-3397 with any other questions.


FirstName LastNameKosei Shindo
                                          Division of Corporation Finance
Comapany NameNIPPON STEEL & SUMITOMO METAL CORP
                                          Office of Manufacturing and
August 3, 2018 Page 3                     Construction
FirstName LastName